Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cocktail Squad, Inc.
885 Arapahoe Avenue
Boulder, CO 80302
www.cocktailsquad.com

Up to $999,999.24 in Class B Common Stock at $0.93
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cocktail Squad, Inc.
Address: 885 Arapahoe Avenue, Boulder, CO 80302
State of Incorporation: DE
Date Incorporated: January 11, 2022

Terms:

Equity

Offering Minimum: $9,999.36 | 10,752 shares of Class B Common Stock
Offering Maximum: $999,999.24 | 1,075,268 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.93
Minimum Investment Amount (per investor): $465.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early to the Squad

Invest within the first 48 hours and receive 11% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

Join the Squad

Invest $500 or more and receive 10% discount code for online orders of Cocktail Squad for 6 months.

Squad Member

Invest $1,000 or more and receive two branded koozies and a 15% discount code for online orders of Cocktail Squad for 6 months.

Squad Ambassador

Invest $2,500 or more and receive two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year.

Squad Insider

Invest $5,000 or more and receive 5% bonus shares, two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year.

Squad Leader

Invest $10,000 or more and receive 8% bonus shares, two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year. Elect to be included on new item innovation discussions for the next great drink from Cocktail Squad.

Squad Round Table

Invest $25,000 or more and receive 11% bonus shares, two hats, shirts, koozies, and a lifetime 25% discount code for online orders of Cocktail Squad. Come to sunny Boulder, Colorado! Cocktail Squad will offer airfare and hotel costs for a two-night trip for two people to Boulder, CO to meet the company's founders and spend a day exploring on your own. Elect to be included on new item innovation discussions for the next great drink from Cocktail Squad.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cocktail Squad, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.93 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $93. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Cocktail Squad, Inc. is based in Boulder, Colorado, and is a woman-founded pioneer in the premixed canned cocktail movement. Born out of an idea 7 years ago, the Company launched 3 years ago in Boulder, Colorado with four classic high(er) alcohol, cocktails with an award-winning brand design. The Company is operated by a team of industry veterans (including an R&D specialist, a top-tier designer, and a master sommelier) with a strong history of outperforming the status quo. Its product line is now a line of 9 tasty cocktails and the list reads like the menu at your favorite bar.

It has been sold in 15 states at retail and 30 states through online partners. The target customer for our cocktails seeks a premium cocktail experience versus the malt-based seltzers, and we market best to ages ranging from 24-55, skewing slightly female, and household income of $75,000. Our line of 10% ABV (20 Proof) cocktails is unique in that it more closely represents drinks found in a local bar as well as the beautiful and sharable brand identity. Our products contain all-natural and organic ingredients and we source from local companies to keep our supply chain tight.

Corporate History

The Company was initially organized as Lollie Mixology, LLC in Colorado on May 16, 2012, and changed its name to Cocktail Squad, LLC on February 16, 2016. The Company converted into a Delaware corporation on January 11, 2022.

Intellectual Property

The Company has 1 registered trademark ("Cocktail Squad").

Competitors and Industry

According to syndicated IRI data, the premixed canned cocktails/coolers outperformed every product in any kind of food and beverage for all of 2020. The momentum is predicted to stay strong through 2030 creating a $146B category on a global scale.

National leaders include lower price and lesser quality entrants: Cutwater, owned by Anheuser Busch, has a full line of cocktails with various levels of ABV and mostly uses its Cutwater-branded liquors as a base. High Noon, owned by Ernest & Julio Gallo, offers only vodka-based drinks with various flavors and all items at 5% ABV, which puts it in direct competition with seltzers like White Claw and Truly. On the Rocks, owned by Beam Suntory is only sold in glass bottles, which limits its portability to locations like beaches, pools, and on boats, as well as most outdoor venues - its price point averages nearly double that of Cocktail Squad. Fling, Dogfish Head, and Fisher's

Island Lemonade add to local and regional offerings with mostly high sugar-based drinks and various levels of ABV. Cocktail Squad believes it is the premium choice to its competitors offering consistent ABV, beautiful aesthetics, and less (or no) sugar, malt liquor, or beer byproducts.

Current Stage and Roadmap

Cocktail Squad has sold over 10,000 cases since its launch and has achieved proof of concept and identified its hero products to move forward with complete focus - those products represent 3 different spirits and are the Margarita, Greyhound, and Bourbon Smash.

It seeks to expand to a total of 20 markets by year-end 2022 and will use digital marketing and influencers to gain market share as well as utilizing in-store tastings in markets where COVID rules have been relaxed. It has previously raised convertible debt and seeks to convert that debt to equity while bringing on growth capital to support Sales and Marketing efforts in its markets. The Company believes that saturating those markets will allow Cocktail Squad to surpass 150,000 cases in 2 years to become a market leader in the space dedicated to more upscale brands.

The Team

Officers and Directors

Name: Lauren Maggio

Lauren Maggio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Director, and Co-Founder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Lauren works with marketing efforts and to drive new trial in existing and new markets; To lead strategy, finance and operations for the company; 2021 salary was $78,000 and, before the Conversion of Notes and new Equity, Lauren owned 50% of L-M-N-O-P, LLC, which owns 83.72% of Cocktail Squad.

Other business experience in the past three years:

- **Employer:** Lauren Maggio Design, LLC
  Title: Sole Owner / Operator
  Dates of Service: September 01, 2006 - Present
  Responsibilities: Lauren currently maintains the LLC to stay current with interior design as a hobby but is not currently pursuing new business. She has not been involved with Lauren Maggio Design LLC for the last 3 years.

Name: John Maggio

John Maggio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Treasurer, Director, and Co-Founder
  Dates of Service: January 01, 2018 - Present
  Responsibilities: To lead strategy, finance and operations for the company; 2021 salary was $130,000 and, before the Conversion of Notes and new Equity, John owned 50% of L-M-N-O-P, LLC, which owns 83.72% of Cocktail Squad.

Other business experience in the past three years:

- **Employer:** University of Colorado, Leeds School of Business
  Title: Instructional Coach
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Assist the professor of a business plan writing course for Junior and Senior level students. Class is one night per week for the semester.

Other business experience in the past three years:

- **Employer:** JM Enterprises, LLC
  Title: President
  Dates of Service: March 31, 2003 - Present
  Responsibilities: This is a holding company in case John Maggio consults with other companies for profit.

Other business experience in the past three years:

- **Employer:** Good Day Chocolate
  Title: Advisor
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Occasional advisor to the burgeoning company in the functional chocolate space. He spends a few hours per year advising the company.

Other business experience in the past three years:

- **Employer:** AF Ventures
  Title: Operating Partner, Fund 2
  Dates of Service: December 01, 2013 - Present
  Responsibilities: None. Fund is fully deployed.

Other business experience in the past three years:

- **Employer:** New Frontier Foods, Inc
  Title: Advisor
  Dates of Service: September 01, 2013 - Present
  Responsibilities: He spends a few hours per year advising the company.

Other business experience in the past three years:

- **Employer:** JJ's Sweet Cocomels
  Title: Advisor
  Dates of Service: January 01, 2015 - November 01, 2019
  Responsibilities: Advising the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the premixed cocktail industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing ready-to-drink cocktails. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively little revenue. If you are investing in this company, it's because you think Cocktail Squad is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page

Competition from Major Spirits Brands
The ready-to-drink category has blossomed in recent years since the launch of Cocktail Squad. Although the new products introduced by the major spirits brands can be seen as positive proof of concept, it also impacts the smaller, regional and semi-regional brands like Cocktail Squad. Smaller brands typically have less capital to spend to create promotional activity. Additionally, the larger companies tend to have great efficiencies in producing lower manufacturing costs, which often translates into substantially lower suggested retail prices. Lower prices can be appealing to many consumers and Cocktail Squad will not be able to compete with lower suggested retail prices.

Human Capital in New Markets
Cocktail Squad will need more people in retail sales to ensure that its products are properly merchandised and that it fulfills any obligations regarding sampling within its top accounts. If the Company cannot find suitable part-time associates, it will substantially limit its ability to achieve success in new markets.

Covid-19 and Related Variants
The issues with all forms of Covid could keep retailers from continuing live sampling, events and in-store product demonstrations. It is proven that sales increase with those kinds of initiatives and additional Covid outbreaks will hinder the Company's opportunity for success. Additionally, retail stores may eliminate the appearance of any of our merchandisers or sales associates in favor of keeping its customer base spread out within its stores. And, without the use in-store personnel, the Company's shelf presence could be negatively impacted.

Aluminum Shortage
Cocktail Squad is reliant on aluminum for all of its finished goods packaging. There were some significant tariffs put on China in 2019 and it is one of the major producers of aluminum. More recently, those tariffs were lifted and prices have stabilized.

Additionally, aluminum has become a popular alternative to glass and plastic bottles because it is easily recyclable. In 2020, there was a major shift into aluminum packaging and the shortages caused by that shift have now subsided but could cause longer lead times and a spike in cost if the issue resurfaces.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
L-M-N-O-P, LLC (50% owned by Lauren Maggio & 50% owned by John Maggio)	9,000,000	Class A Common Stock	83.72%

The Company's Securities

The Company has authorized Convertible Note, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,075,268 of Class B Common Stock.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,915,000.00
Maturity Date: May 31, 2022
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: $250,000

Material Rights

There were two rounds of notes: (1) notes with a total of $1,300,000 at a 20% discount and an $8mm valuation cap, and (2) notes with a 30% discount and an $8mm valuation cap - $615,000 raised to date of the $750,000 maximum; in the event that the company raises at least $250,000 through the StartEngine platform, all of the Convertible Notes will convert into Class A Common Stock.

Class A Common Stock

The amount of security authorized is 14,000,000 with a total of 10,750,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 14.1:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided in Section 14.1(d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

Class B Common Stock

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Right of First Refusal. No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of common stock of the corporation (excluding shares of common stock issued upon the conversion of preferred stock of the corporation) or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 14.1:

(a) If the stockholder desires to sell or otherwise transfer any of his shares of common stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided in Section 14.1(d).

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the corporation and/or its assignees(s) herein, transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of these Bylaws in the same manner as before said transfer.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $615,000.00
  Use of proceeds: Growth Capital, expansion, production changes
  Date: December 16, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $296,432 from $215,263 in 2019. As a result of increased distribution in new markets and a deeper focus on Colorado, our sales were up 37.7% year over year. We believe that increased sales in strategic new markets will be critical for us to demonstrate success within the ready-to-drink canned cocktail category, so we spent the vast majority of our marketing and sales efforts in 2020 to finalize the new distribution.

Cost of Sales

Cost of sales in 2020 was $228,947, an increase of approximately $67,516, from costs of $161,431 in fiscal year 2019. The increase was largely due to supporting retailers to increase sales over the same period, including direct-to-consumer sales through a third-party fulfillment website.

Gross Margins

2020 gross profit increased to $67,485 from 2019 gross profit, a 25% increase, and gross margins as a percentage of revenues decreased from 25% in 2019 to 23% in 2020. This decrease in performance was caused by an increase in lower margin sales to high volume customers, such as stadiums and festivals.

Expenses

The Company's expenses consist of, among other things, compensation and related commissions, marketing and sales expenses, fees for professional services and trademarks, research and development expenses, and various outsourced contractors such as Public Relations and Digital Marketing. Total operating expenses increased just under $10,000 from 2019. The increase in expenses was projected to be greater, but the effects of the Covid-19 Pandemic drastically limited travel and entertainment, live in-store tastings, and events.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect sales to increase substantially without the need to add significant employees, or non-traditional marketing expenditures. Past cash was primarily generated through sales and Convertible Note investments. Our goal is to grow same-store sales and more deeply penetrate the current sales channels. We only plan to add a minimal amount of new sales markets going forward and expectations for strong financial gains remain high. We believe that our manufacturing experience since the launch of the Company will aid in maintaining gross margin in hopes of becoming a profitable entity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cocktail Squad, Inc. has a revolving line of credit with Dwight Funding. Dwight Funding is based in New York, NY - it is an account receivable-based line of credit (LOC) for a maximum of $250,000 and the outstanding balance is currently just under $4,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the new trial and same-store sales increases to make Cocktail Squad a leader in its space. Cocktail Squad has raised convertible debt previously, and these new funds will be primarily earmarked for growing Sales and Marketing efforts in all of our selling markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Cocktail Squad, Inc. runs on a very lean model with regard to expenses. A typical burn rate each month is $30,000. We will project to be able to operate at least 8 months, and that is based on how much we can use to accelerate Sales & Marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

Cocktail Squad, Inc. runs on a very lean model for expenses. A typical burn rate each month is $30,000. We project to be able to operate at least 8 months, and that is based on how much we can use to accelerate Sales & Marketing. Based on our historical use of funds, we'd be able to operate for about 1.5 years if we raise the maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Cocktail Squad has begun conversations with a number of strategic investors in the spirits industry as well as private equity firms and venture capital companies specializing in that channel. The leadership at Cocktail Squad has a successful track record of raising capital and the early conversations, as mentioned, are important to forming relationships. The Team has a good understanding of the key metrics that will be acceptable to potential investors, and those investors have all indicated that Cocktail Squad should continue to provide progress updates.

Indebtedness

- **Creditor:** Convertible Note Holders
  Amount Owed: $1,915,000.00
  Interest Rate: 6.0%
  Maturity Date: May 31, 2022

- **Creditor:** John Maggio
  Amount Owed: $6,561.87
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** John Maggio
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During 2018, the company's owner and the CEO John Maggio, covered certain costs incurred when the company was starting by his personal account. As of December 31, 2020, the outstanding balance was in the amount of $6,012. As of March 4, 2022, the outstanding balance has increased to $6,561.87.
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $9,997,500.00

Valuation Details:

Cocktail Squad, Inc. determined its pre-money valuation based on precedent from the alcohol category and the market growth projected through 2030. Additionally, we've been following the success of capital raises on StartEngine for the spirits, seltzer, and wine segments of the alcohol industry, and four of those are noted here: *Asombroso* is a premium tequila brand that raised approximately $1.07mm at a $32mm pre-money valuation during their Reg CF offering; *Hercules Mulligan* is in our ready-to-drink segment, albeit with a bottled offering versus the more popular Cocktail Squad-style can - it oversubscribed its offering, raising $748k on a $9mm valuation; *Art of Pour* is a bottled pre-mixed cocktail currently raising the same maximum amount as Cocktail Squad but with an approximately $12.4mm valuation; *Ola Brew* is in the popular seltzer segment and has raised about $2.2mm on a $19.6mm valuation. Cocktail Squad could achieve 2022 sales in excess of 30,000 cases and, because of the aforementioned growth and the case sales advancing dramatically in 2022, the valuation is in line with industry expectations. In 2021, the Company produced over 6,000 cases and the 5 times growth for 2022 is well within reach given that Cocktail Squad is now also selling its products in Florida and California with several new markets pending.

The Company set its valuation internally without a formal third-party independent valuation. This pre-money valuation was calculated on a fully diluted basis. The Company currently has two classes of stock and no outstanding options or warrants.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,915,000 in Convertible Notes outstanding. If the Company raises $250,000 in this Reg CF offering, these Convertible Notes will convert into an estimated 3,108,310 shares of Class A Common Stock. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  If Cocktail Squad only raises the minimum funding goal, it will use the capital to produce more inventory as its first priority. Next, the Company will make sure its liability insurance and tax obligations are fulfilled.

If we raise the over allotment amount of $999,999.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Allow Cocktail Squad to adequately support retail sales.

- *Company Employment*
  11.5%
  Ensure Cocktail Squad can add professional human capital.

- *Working Capital*
  30.0%
  Capital for Cocktail Squad to maintain its positioning.

- *Inventory*
  10.0%
  Use for shortfall of production of finished goods.

- *Research & Development*

3.0%
Add new and exciting products to the Cocktail Squad offering.

- *Operations*
  12.0%
  Ensure that supply chain is solid to support growth.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.cocktailsquad.com ("Investor Information" on the company website).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/cocktail-squad

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cocktail Squad, Inc.

[See attached]

COCKTAIL SQUAD, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Cocktail Squad, LLC
Boulder, Colorado

We have reviewed the accompanying financial statements of Cocktail Squad, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 23, 2021
Los Angeles, California

COCKTAIL SQUAD, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 18,467	$ 427,276
Account receivables, net	43,205	21,432
Inventories	102,300	115,780
Prepaids and other current assets	3,487	-
Total current assets	**167,459**	**564,488**
Security deposit	2,300	2,300
Total assets	**$ 169,759**	**$ 566,788**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 59,033	$ 8,103
Shareholder Loan	6,012	6,012
Convertible Note	1,310,000	1,300,000
Accrued interest on Convertible Note	193,624	109,079
Other current liabilities	5,355	3,643
Total current liabilities	**1,574,024**	**1,426,837**
Promissory Note and loans	52,100	-
Total liabilities	**1,626,124**	**1,426,837**
MEMBERS' EQUITY		
Members' equity	(1,456,365)	(860,049)
Total members' equity	**(1,456,365)**	**(860,049)**
Total liabilities and members' equity	**$ 169,759**	**$ 566,787**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 296,432	$ 215,263
Cost of goods sold	228,947	161,431
Gross profit	67,485	53,833
Operating expenses		
General and administrative	468,150	437,642
Sales and marketing	118,867	139,705
Total operating expenses	587,017	577,347
Operating income/(loss)	(519,533)	(523,515)
Interest expense	84,545	79,760
Other Loss/(Income)	(7,761)	-
Income/(Loss) before provision for income taxes	(596,316)	(603,274)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (596,316)**	**$ (603,274)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**(256,775)**
Net income/(loss)		(603,274)
Balance—December 31, 2019	**$**	**(860,049)**
Net income/(loss)		(596,316)
Balance—December 31, 2020	**$**	**(1,456,365)**

See accompanying notes to financial statements.

COCKTAIL SQUAD, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(596,316)	$	(603,274)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acount receivables		(21,773)		(7,392)
Inventories		13,480		(81,938)
Prepaids and other current assets		(3,487)		-
Account Payables		50,930		(7,820)
Other current liabilities		1,713		3,643
Accrued interest on Convertible Note		84,545		79,760
Net cash provided/(used) by operating activities		**(470,908)**		**(617,021)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loan		52,100		
Borrowing on Shareholder loan		-		389
Borrowing on Convertible Note		10,000		-
Net cash provided/(used) by financing activities		**62,100**		**389**
Change in cash		(408,808)		(616,632)
Cash—beginning of year		427,276		1,043,908
Cash—end of year	**$**	**18,468**	**$**	**427,275**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	84,545	$	79,760
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cocktail Squad, LLC was formed on May 16, 2012 in the state of Colorado under the name Lollie Mixology, LLC. On February 16, 2016, the company amended its article of organization to change its name to Cocktail Squad, LLC. The financial statements of Cocktail Squad, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Cocktail Squad, LLC is engaged in the production of eight canned cocktails, with distribution in fourteen markets and online in thirty states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients, and finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct; or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when, or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of canned cocktails to the customers.

Cost of sales

Costs of goods sold include distribution services, federal excise tax, freight and delivery, ingredients packaging , supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020, and December 31, 2019 amounted to $118,867.00 and $139,705.00, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates, or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished Goods	$ 98,243	$ 113,705
Packaging material	4,057	2,075
Total Inventories	**$ 102,300**	**$ 115,780**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expenses	$ 3,487	$ -
Total Prepaids and other current asset	**$ 3,487**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll Tax Liabilities	$ 5,354	$ 3,575
Other tax liabiliies	1	68
Total Other Current Liabilities	**$ 5,355**	**$ 3,643**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
L-M-N-O-P, LLC	83.7%
Teresa Forrester	2.8%
Derek E. Spors	2.8%
Bartleby, LLC	0.9%
Vertical Acquisitions LLC	7.0%
Jennifer Zimmerman	2.8%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into PPP loan agreement. The details of the Company's loan and terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	$ 52,100	1.00%	4/13/2020	Forgiven on August 25, 2021	$ 304	$ 304	$ -	$ 52,100	$ 52,100
Total	$ 52,100				**$ 304**	**$ 304**	**$ -**	**$ 52,100**	**$ 52,100**

On August 25, 2021, the Company's PPP loan was forgiven in full.

Owner Loans

During the Company borrowed money from the owner, John Maggio for costs incurred mostly in 2018. The details of the loans from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020: Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2019: Current Portion	Non-Current Portion	Total Indebtedness
John Maggio	$ 6,012	0.00%	Fiscal Year 2018	No set maturity	$ 6,012		$ 6,012	$ 6,012		$ 6,012
Total					$ 6,012	$ -	$ 6,012	$ 6,012	$ -	$ 6,012

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2019: Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes:Conv Note - Devereux, T.	$ 100,000	6.00%	05/17/2018	5/17/2020	$ 6,601	$ 16,619	$ 100,000		$ 100,000	$ 6,227	$ 10,018	$ 100,000		$ 100,000
Convertible Notes:Conv Note - Faldi, F.	$ 25,000	6.00%	05/21/2018	5/21/2020	$ 1,648	$ 4,118	$ 25,000		$ 25,000	$ 1,555	$ 2,470	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Flynn, J.	$ 100,000	6.00%	05/22/2018	5/22/2020	$ 6,592	$ 16,456	$ 100,000		$ 100,000	$ 6,219	$ 9,864	$ 100,000		$ 100,000
Convertible Notes:Conv Note - Rosenblum, S.	$ 100,000	6.00%	05/22/2018	5/22/2020	$ 6,592	$ 16,456	$ 100,000		$ 100,000	$ 6,219	$ 9,864	$ 100,000		$ 100,000
Convertible Notes:Conv Note - Bryce LLC	$ 150,000	6.00%	05/25/2018	5/25/2020	$ 9,883	$ 24,602	$ 150,000		$ 150,000	$ 9,324	$ 14,719	$ 150,000		$ 150,000
Convertible Notes:Conv Note - Shaffer, G.	$ 50,000	6.00%	05/29/2018	5/29/2020	$ 3,293	$ 8,173	$ 50,000		$ 50,000	$ 3,106	$ 4,881	$ 50,000		$ 50,000
Convertible Notes:Conv Note - Gold, J.	$ 25,000	6.00%	06/15/2018	6/15/2020	$ 1,644	$ 4,045	$ 25,000		$ 25,000	$ 1,551	$ 2,401	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Newman, J.	$ 50,000	6.00%	08/03/2018	8/3/2020	$ 3,260	$ 7,585	$ 50,000		$ 50,000	$ 3,075	$ 4,325	$ 50,000		$ 50,000
Convertible Notes:Conv Note - JPMS LLC	$ 50,000	6.00%	08/07/2018	8/7/2020	$ 3,255	$ 7,503	$ 50,000		$ 50,000	$ 3,071	$ 4,248	$ 50,000		$ 50,000
Convertible Notes:Conv Note - Jacobson, I.	$ 25,000	6.00%	08/09/2018	8/9/2020	$ 1,627	$ 3,751	$ 25,000		$ 25,000	$ 1,551	$ 2,124	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Ginsberg, J.	$ 100,000	6.00%	08/17/2018	8/17/2020	$ 6,502	$ 14,861	$ 100,000		$ 100,000	$ 6,134	$ 8,359	$ 100,000		$ 100,000
Convertible Notes:Conv Note - Paul, D.	$ 50,000	6.00%	09/04/2018	9/4/2020	$ 3,241	$ 7,257	$ 50,000		$ 50,000	$ 3,057	$ 4,016	$ 50,000		$ 50,000
Convertible Notes:Conv Note - Thompson, C.	$ 25,000	6.00%	09/13/2018	9/13/2020	$ 1,618	$ 3,591	$ 25,000		$ 25,000	$ 1,527	$ 1,973	$ 25,000		$ 25,000
Convertible Notes:Conv Note - McWhirter, T.	$ 25,000	6.00%	09/25/2018	9/25/2020	$ 1,615	$ 3,535	$ 25,000		$ 25,000	$ 1,524	$ 1,920	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Frank and Pamela Maggio	$ 25,000	6.00%	10/27/2018	10/27/2020	$ 1,607	$ 3,385	$ 25,000		$ 25,000	$ 1,516	$ 1,778	$ 25,000		$ 25,000
Convertible Notes:Conv Note - DeRosa, Z.	$ 25,000	6.00%	12/01/2018	12/1/2020	$ 1,598	$ 3,230	$ 25,000		$ 25,000	$ 1,508	$ 1,633	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Koehler, T.	$ 25,000	6.00%	12/10/2018	12/10/2020	$ 1,598	$ 3,230	$ 25,000		$ 25,000	$ 1,508	$ 1,633	$ 25,000		$ 25,000
Convertible Notes:Conv Note - Koenig, D.	$ 100,000	6.00%	12/17/2018	12/17/2020	$ 6,392	$ 12,922	$ 100,000		$ 100,000	$ 6,030	$ 6,530	$ 100,000		$ 100,000
Convertible Notes:Conv Note - Piermont Ventures	$ 250,000	6.00%	12/19/2018	12/19/2020	$ 15,980	$ 32,305	$ 250,000		$ 250,000	$ 15,075	$ 16,325	$ 250,000		$ 250,000
Convertible Notes:Conv Note - Newman, A	$ 10,000	6.00%	12/29/2020	12/29/2021	$ -	$ -	$ 10,000		$ 10,000					
Total	$ 1,310,000				$ 84,545	$ 193,624	$ 1,310,000	$ -	$ 1,310,000	$ 79,775	$ 109,079	$ 1,300,000	$ -	$ 1,300,000

The convertible notes are convertible into Equity Securities at a conversion price equal to the lesser of (A) eighty percent (80%) of the price per unit paid by the Investors purchasing the Equity Securities and (B) the price per unit based on a pre-money valuation of the Company of $8,000,000.00 (on a fully-diluted basis but excluding the effects of the conversion of any outstanding indebtedness and excluding any conversion discounts) (a "Capped Conversion"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. RELATED PARTY

During 2018, the company's owner and the CEO John Maggio, covered certain costs incurred when the company was starting by his personal account. As of December 31, 2020, and December 31, 2019, the outstanding balance was in the amount of $6,012.00, and entire amount was classified as current.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 23, 2021, the date the financial statements were available to be issued.

On January 4, 2021, the company entered into a revolving finance facility with Dwight Funding in the amount of $250,000 for financing of Inventory and account receivables. The revolving facility bears an interest rate which is calculated as the greatest of (i) 14.5% or (ii) 11.25% above US Prime Rate.

From January 4, 2021 until February 12, 2020, the company issued 9 Convertible Notes in the aggregate amount of $345,000. The Note bears an interest rate of 6% and has maturity date in December 2021.

In February, 2021, the company received the second PPP loan in the amount of $58,300.

On August 25, 2021, the PPP loan in the amount of $52,100 (received in 2020) was forgiven in full.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $519,533.00, an operating cash flow loss of $470,908.00, and liquid assets in cash of $18,467.00, which is less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Cocktail Squad

Pinkies Up, Investors. It's Classy O'Clock.


It's Classy o'Clock
COCKTAIL SQUAD

Website | Boulder, CO | FOOD & BEVERAGE

Cocktail Squad has created a full line of recognizable classic cocktails to become the authentic premium canned cocktail on the market. The brand is shareable and approachable, and the products are classic, just like you. We are a female-founded company and one of the pioneers in the premixed canned cocktail category. We even have a Master Sommelier on the Squad to make sure the products are just right to bring the consumer a luxurious experience for under $5 per can.

$0.00 raised

0 Investors	$10M Valuation
$0.93 Price per Share	$465.00 Min. Investment
	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow



Reasons to Invest

- Cocktail Squad is one of the first to market leader in the premixed canned cocktail category which is experiencing exponential growth. The Squad is an authentic choice for premium canned cocktails. Global canned cocktail sales are expected to surpass $146 billion by 2030 and the premixed cocktails category is worth $1.6 billion in 2021, a sales increase of 42.3% from 2020.
- Achieved proof of concept and traction: product sales surpassing industry expectations of total cases, and distribution of 9 different items in 15 markets (states) with best-in-class passionate distributors in each market. Our growth trajectory will be supported by manufacturing capabilities that our team has secured throughout the U.S. enabling significant scale.
- New investment dollars will be hyper-focused on sales and marketing support. Cocktail Squad has received press features from major media outlets such as the New York Times, Bloomberg, Good Housekeeping, and Forbes.

OVERVIEW

Squad Story


COCKTAIL SQUAD:
COMING SOON TO A STADIUM NEAR YOU!

Lauren and John Maggio here. We're parents, entrepreneurs, and expert at-home bartenders. Seven years ago, while in the weeds wrangling our four mini-mes, we stole away for a drink at a new restaurant in Boulder. Had a great cocktail and a good time. Wanting this vibe at home, Lauren asked the bartender for the recipe...Three liquor stores and $103 later, the duo had the makings for some complicated at-home bartending. After a stint mixing and muddling, fatigue set in and the bottles grew dust. A lightning bolt struck - Let's can us some cocktails.

Cocktail Squad is on a mission to merge the New Orleans culture of celebration and enjoyment with the better-for-you Boulder, Colorado lifestyle. We are a female-founded company and one of the pioneer in the premixed canned cocktail category. Our experienced team is made up of professionals with over 100 years of combined experience in food and beverage consumables. When we're not focused on producing amazing cocktails, our "Squad" enjoys climbing mountains, riding the Rockies, and playing at the beach, rewarding our pursuits with great-tasting, clean, canned creations at the summit, peak, or in a beach chair.



Our cocktails read like the menu of your favorite bar

Our high-quality, ready-to-drink cocktails come in sleek and elevated 12 ounce recyclable cans, making them portable and excellent for consistency and cost control.

Since our inception in late 2018, Cocktail Squad has collected 20 tasting and design awards across all eight of our cocktails. We have built a wonderful community around our product and have great momentum, but our growth and market timing requires capital to continue on this current trajectory. We hope you'll become a part of our success!



THE PROBLEM

As they say, "timing is everything," and we believe the time is now!

The seltzer category, a.k.a. flavored malt drinks, has experienced unique growth in the last few years, however many of those products on the market are low quality or sacrifice taste for cheaper ingredients. Cocktail Squad creates quality cocktails with real spirits that consumers can enjoy on their next adventure, whether it be taking a Sunday sail, after a day on the slopes, or simply enjoying a happy hour with friends at a barbecue. Cocktail Squad is the solution for modern luxury in today's spirits industry, and we prioritize premiumization, ease, and portability in every batch.



Consumers Trading Up
This is how we win
Taste & Quality
PREMIUM
BIG BRAND
VALUE
SELTZERS



Finally
canned cocktails that taste as exciting as your adventures.

THE MARKET

Cocktail Squad has a unique edge in the growing multibillion-dollar market

Global canned cocktail sales are expected to surpass $146 billion by 2030.

In 2021, the premixed cocktails category was worth $1.6 billion, an increase of 42.3% from 2020.



3 CONSUMER DYNAMICS CRITICAL TO TAP INTO TO MAXIMIZE RTD SALES
COCKTAIL SQUAD
Greyhound
COCKTAIL SQUAD
Vodka Lemon
COCKTAIL SQUAD
Margarita
VARIETY
With a category expanding at this pace, the natural evolution is that consumers will be very interested in an increasing variety of brands to choose form.
AUTHENTICITY
A growing segment of consumers will continue to look for brands from independent companies as they increasingly value authenticity.
PREMIUMIZATION
There is a long-term premiumization trend in the spirits industry and consumers are trading up from malt-based seltzers to real spirit-based cocktails.



COCKTAIL SQUAD
Margarita
Greyhound
Vodka Lemon
Whiskey Sour
PRE-MIXED COCKTAILS
CURRENT 52 WEEKS ENDING MAY 16, 2021
Total U.S. Multi-Outlet with C-Store
Dollar Sales
Current
% Change vs YA
$688M+
68.8%


OUR MARKET IS GROWING
$146B
Premixed Canned Cocktails
2030 (Forecasted)
$1.6B
Premixed Canned Cocktails
2021

Cocktail Squad has an advantage over most new startups, having worked out solutions to the significant barriers to entry in the liquor industry, such as 3-tier distribution and specific laws dating back as far as the Prohibition Era. Our other key differentiators include being a 20-time award winner featuring real vodka, gin, whiskey, and tequila across the full lineup.




WINNER OF 20 AWARDS
INCLUDING
COCKTAIL SQUAD
Gin and Tonic
COCKTAIL SQUAD

THE SOLUTION

A touch of class in a can

Cocktail Squad offers a complete 10% ABV cocktail line, covering 4 spirit categories, as well as a new 5% ABV first-to-market, zero sugar, zero carbs, 90 calorie line. Our 5% ABV *Classy Casuals* includes Vodka Lemon Soda and Whiskey Ginger Soda, while our 10% ABV *Classy Classics* consist of Margarita, Vodka Soda, Greyhound, Gin & Tonic, Blackberry Bourbon Smash, and Whiskey Sour. Unlike many other brands on the market, we use no malt and no sugar alcohols in our drinks.


REAL SPIRITS
COCKTAIL SQUAD
Margarita
Greyhound
Vodka Lemon
Whiskey Sour
SUGAR ALCOHOLS
MALT
BEER BY-PRODUCTS


Classy Casuals
5% ABV
0 Sugars
90 Calories
0 Carbs
COCKTAIL SQUAD
Whiskey Ginger
COCKTAIL SQUAD
Vodka Lemon


Classy Classics
COCKTAIL SQUAD
Gin and Tonic
COCKTAIL SQUAD
Vodka Soda
10% ABV

We produce our cocktails at a large co-packing facility within 20 minutes of our downtown Boulder, Colorado location. Cocktail Squad is responsible for procuring all of its raw materials including can labels, unique ingredients and final packaging. We keep our operating costs low by relying on a third-party contractor to forecast and purchase our cans in small minimum quantities, as compared to full printed can labels.






NOW AVAILABLE
Buy Online
PINKIES UP
SEND CLASSY CASUALS TO MY POKER NIGHT

Our revenue comes from a defined mix of:

- Off-premise sales (retail and liquor stores), which makes up about 90% of sales
- On-premise sales (restaurants, bars, and event centers)
- Online sales, through the company website and our other two online sellers, ReserveBar and Drizly

Our primary focus at this time is investing in sales and marketing to grow our revenue in each state.

Because of liquor laws, online sales are only in 30 states, but we aspire to bring Cocktail Squad to any home, anywhere.



Find where spirits are sold
Send to your home
Either retail store or online
Sadly, not available

OUR TRACTION

Major press darling & significant, strategic partnerships

Cocktail Squad has received press features from major media outlets, such as the New York Times, Forbes, Bloomberg, and Good Housekeeping. Since our launch, we have worked to find the optimal price point and consumer demographic to expand into 15 markets with 9 different products. It has been critical for us to partner with best-in-class wholesalers in each state to distribute our products. Our compliance partner has helped us cut through the myriad of liquor laws and solidify our base for more efficient growth, while our public relations and digital marketing partners have allowed us to achieve impressive results for a company of our size.



PINKIES UP, SQUAD
TWO TIME WINNER
IN THE
USA TODAY.
10BEST
READERS' CHOICE 2020 & 2021
BEST
CANNED COCKTAIL
COMPANY



The New York Times
Forbes
Bloomberg
GOOD
HOUSEKEEPING

In addition, we have a partnership with a New York-based lending group that looks at our monthly inventory, invoices, and purchase orders, and lends us capital for the majority of our inventory and production costs. Most companies that receive this kind of growth capital option are much larger than we are, but our lender's confidence in our highly skilled team was what secured the partnership.


UNLIKE OTHER SMALL BEVERAGE COMPANIES WE'VE SECURED GROWTH CAPITAL OPTIONS
proving that lending groups are confident we can succeed
COCKTAIL SQUAD
Whiskey Sour

Meet the Squadtenders

Launched in late 2018 by husband and wife team Lauren and John Maggio, Cocktail Squad® is driven by a team of food and beverage industry veterans and marketers with broad experiences. John Maggio is Co-Founder of the national snack brand, Boulder Canyon Chips®, with nearly 26 years of experience in the natural products industry founding and leading innovative companies. He is also involved with the New York based venture capital fund, AF Ventures, as an Operating Partner. Lauren started her career in New York in Investment Banking at Morgan Stanley and later began a thriving business in Boulder as an Interior Designer. Among other things, she leads the strategic efforts, aesthetic vision and marketing for the company. She's also a busy mother to their four children. Headquarters for Cocktail Squad® is located in downtown Boulder, Colorado, and the cocktails are produced just a short distance away.



WHY INVEST

Cocktail Squad is highly scalable as one of the pioneers in today's fastest-growing food and beverage sector

We believe that the combination of our seasoned team and the experience we've had to date will propel Cocktail Squad into other states, reaching full US distribution within 3 years. We plan to add on new and exciting products to complement our existing items, as we continue to own our home market in Colorado, supporting music and sports venues.

Not only are we one of the category pioneers in today's fastest-growing food and beverage category, but Cocktail Squad has also achieved significant traction, launching 9 products in 15 different US markets, with online sales in 30 markets, and receiving recognition from the New York Times, Forbes, Bloomberg, and Good Housekeeping. With a deeply experienced and passionate team, and some incredible partners on our side, we are already making a name for ourselves in the canned cocktail world! Now, that's something to drink to. Pinkies up, investors. It's Classy O'Clock!



WE BELIEVE WE ARE A
Category Pioneer
WITH
Impressive Traction
AND A
Strong Team

Join us and invest in our vision to build a national shareable, premium beverage brand.

Meet Our Team


COCKTAIL SQUAD

Lauren Maggio

Co-Founder, CEO, President, and Director

Lauren started her career in New York in Investment Banking at Morgan Stanley and later began a thriving business in Boulder as an Interior Designer. Among other things, she leads the strategic efforts, aesthetic vision and marketing for the company. She's also a busy mother to their four children.


OCKTA
SQUAD
CKT
SQUA

John Maggio

Co-Founder, Secretary, Treasurer, and Director,

John Maggio is Co-Founder of the national snack brand, Boulder Canyon Chips®, with nearly 26 years of experience in the natural products industry founding and leading innovative companies. He is also involved with the New York based venture capital fund, AF Ventures, as an Operating Partner.

Offering Summary

Company	Cocktail Squad, Inc.
Corporate Address	885 Arapahoe Avenue, Boulder, CO 80302
Offering Minimum	$9,999.36
Offering Maximum	$999,999.24
Minimum Investment Amount (per investor)	$465.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	10,752
Maximum Number of Shares Offered	1,075,268
Price per Share	$0.93
Pre-Money Valuation	$9,997,500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early to the Squad

Invest within the first 48 hours and receive 11% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 8% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

Join the Squad

Invest $500 or more and receive 10% discount code for online orders of Cocktail Squad for 6 months.

Squad Member

Invest $1,000 or more and receive two branded koozies and a 15% discount code for online orders of Cocktail Squad for 6 months.

Squad Ambassador

Invest $2,500 or more and receive two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year.

Squad Insider

Invest $5,000 or more and receive 5% bonus shares, two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year.

Squad Leader

Invest $10,000 or more and receive 8% bonus shares, two hats and two koozies, and a 20% discount code for online orders of Cocktail Squad for one year. Elect to be included on new item innovation discussions for the next great drink from Cocktail Squad.

Squad Round Table

Invest $25,000 or more and receive 11% bonus shares, two hats, shirts, koozies, and a lifetime 25% discount code for online orders of Cocktail Squad. Come to sunny Boulder, Colorado! Cocktail Squad will offer airfare and hotel costs for a two-night trip for two people to Boulder, CO to meet the company's founders and spend a day exploring on your own. Elect to be included on new item innovation discussions for the next great drink from Cocktail Squad.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cocktail Squad, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.93 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $93. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Cocktail Squad to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Overview Section Video

We're Cocktail Squad. A classic canned cocktail born in the happiest city in America. Snowy yet always sunny Boulder, Colorado. I was born and raised in New Orleans, Louisiana, and in New Orleans, you grow up learning to bring celebration and enjoyment into everything that you do, and that's what we aim to bring to you - our Squad. Cocktail Squad isn't just a cocktail in a can. It's an adventure waiting to happen. We're classic because you're classic. We like to keep things simple. In our cans, you won't find any malt beverage or beer by-products. We use all-natural ingredients in real spirits. Our refreshing clean creations are all 10% ABV. Enjoy the world's best ready-to-drink classic canned cocktails to take with you wherever your happy hour revival may be. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "COCKTAIL SQUAD, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2022, AT 5:42 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6535695 8100
SR# 20220314390

Authentication: 202541529
Date: 02-01-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:42 PM 01/31/2022
FILED 05:42 PM 01/31/2022
SR 20220314390 - File Number 6535695

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF COCKTAIL SQUAD, INC.

Cocktail Squad, Inc., a corporation organized and existing under any by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Cocktail Squad, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on January 11, 2022, under the name Cocktail Squad, Inc.

2. That the Board of Directors duly adopted resolutions proposing to adopt an amendment to the Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and that this Certificate of Amendment to the Certificate of Incorporation was duly adopted by the Board of Directors and stockholders of this corporation in accordance with Sections 228 and 242 of the General Corporation Law.

3. That the Certificate of Incorporation of this corporation is hereby amended as follows:

a. The Article IV, Section A of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

> "**A.** This Corporation is authorized to issue one class of stock, to be designated "Common Stock." The total number of shares of Common Stock presently authorized is 15,200,000, each having a par value of $0.001."

b. The Article IV, Section B of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

> "**B.** 14,000,000 shares of the Common Stock are hereby designated "Class A Common Stock" and 1,200,000 shares of the Common Stock are hereby designated "Class B Common Stock"). The Class A Common Stock, together with the Class B Common Stock, shall be referred to as the Common Stock. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class B Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein; provided, that the Class B Common Stock shall otherwise be identical to the Class A Common Stock, except as otherwise specifically set forth in this Certificate of Incorporation.

Notwithstanding anything in this Certificate of Incorporation to the contrary, any stock dividend, combination, split, recapitalization or similar event applicable to any class of Common Stock shall apply in the same manner to each other class of Common Stock."

4. Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law.

[*Remainder of Page Intentionally Blank*]

IN WITNESS WHEREOF, this Certificate of Amendment to the Certificate of Incorporation has been executed this 31st day of January, 2022 by the undersigned, a duly authorized officer of this Corporation.

COCKTAIL SQUAD, INC.

DocuSigned by:

By: Lauren Maggio

5BDB42E19971478...

Lauren Maggio, President/CEO